VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

November 6, 2020	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: David Lin, Division of Corporation Finance, Office of Finance

Re:	Gores Holdings IV, Inc.
Preliminary	Proxy Statement on Schedule 14A

Filed October 2, 2020

File No. 001-39189

Dear Mr. Lin:

This letter is sent on behalf of Gores Holdings IV, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 29, 2020 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the responses in the same order as presented in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A filed October 2, 2020

What vote is required to approve the proposals presented at the Special Meeting?, page 18

1.

Comment: Please revise to discuss the minimum percentage of Common Stock held by Public Stockholders that will be needed to vote in favor of the Business Combination Proposal, in order to approve the proposal. In that regard we note that your Initial Stockholders have agreed to vote their shares of Common Stock in favor of the proposal.

Mr. David Lin November 6, 2020 Page 2

Response: The Staff’s comment is noted. As requested by the Staff, the Company has revised the disclosure on pages 18, 137 and 179 of Amendment No. 1 to address the Staff’s comment.

What happens if the Business Combination Proposal is not approved?, page 19

2.

Comment: Please revise to clarify here, if true, that you may amend your certificate of incorporation to extend your business combination deadline without limitation. We note your related disclosure in the first risk factor on page 92. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state why. Please add similar clarification elsewhere in your filing where you mention the January 28, 2022 deadline.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the Company’s certificate of incorporation may be amended by the board of directors of the Company, including to extend the business combination deadline, but that any such amendment would require the adoption of such amendment by the affirmative vote of the holders of 65% of all then outstanding shares of the Company’s common stock. As requested by the Staff, the Company has revised the disclosure on pages 19, 23, 24, 27, 44, 90, 94, 96, 130, 131, 136, 163 and 281 of Amendment No. 1 to address the Staff’s comment.

Reasons for the Approval of the Business Combination, page 42

3.	Comment: Please revise here to also discuss the negative factors that the board considered concerning the Business Combination.

Response: The Staff’s comment is noted. As requested by the Staff, the Company has provided additional disclosure on page 44 of Amendment No. 1 to address the Staff’s comment.

Selected Consolidated Historical Financial and Other Information of UWM, page 50

4.

Comment: We note your disclosure of financial information for the twelve months ended June 30, 2020. Please revise to also provide the loan production data, as disclosed on page 52, for the twelve months ended June 30, 2020 as well.

Response: The Staff’s comment is noted. As requested by the Staff, UWM has revised the disclosure on page 53 of Amendment No. 1 to provide loan production data for the twelve months ended September 30, 2020, consistent with the updated financial information provided for the twelve months ended September 30, 2020.

Risks Related to UWM’s Business, page 58

5.

Comment: Noting your disclosure in the fifth to last bullet on page 56, please tell us what consideration you have given to adding risk factor disclosure specifically addressing any risk that UWM is unable to continue to grow, or effectively manage the growth of, its loan origination volume.

Mr. David Lin November 6, 2020 Page 3

Response: The Staff’s comment is noted. In response, UWM has revised the disclosure on page 64 of Amendment No. 1 to include a risk factor addressing the Staff’s comment.

Proposal No. 1—Approval of the Business Combination

Background of the Business Combination, page 146

6.

Comment: Please supplementally provide us with copies of any presentations relating to the Business Combination that Moelis presented to your board. Please contact the staff member associated with the review of this filing to discuss how to submit any materials to us for our review.

Response: The Staff’s comment is noted. As requested by the Staff, Moelis has confidentially provided the Staff with the presentations relating to the Business Combination that it presented to our board.

Certain Company Projected Financial Information, page 159

7.

Comment: We note your attempt to limit reliance on the disclosed financial projections in the third to last paragraph on page 159 and the first paragraph on page 160. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.

Response: The Staff’s comment is noted. As requested by the Staff, the Company has revised the disclosure on pages 164 and 165 of Amendment No. 1 to address the Staff’s comment.

Proposal No. 4D: Selection of the Sixth Judicial Court, Oakland County, Michigan..., page 183

8.

Comment: We note that the Proposed Charter includes a provision requiring exclusive forum in the state courts in the State of Michigan or the State of Delaware for any “derivative action.” Please disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Proposed Charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Mr. David Lin November 6, 2020 Page 4

Response: The Staff’s comment is noted. UWM respectfully advises the Staff that the exclusive forum selection provision identified in the Proposed Charter does not apply to actions arising under the Securities Act or Exchange Act. UWM has revised the disclosure on page 106 of Amendment No. 1 accordingly and hereby undertakes to provide disclosure substantially similar to the following in future Exchange Act periodic reports with respect to the discussion of the actions for which the exclusive forum selection provision of the Proposed Charter applies: “This provision does not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.”

UWM’s Business, page 212

9.

Comment: We note your reference in the first paragraph on page 212 and elsewhere to certain technology platforms that are exclusively licensed to UWM. Please revise to disclose the material terms of such licenses.

Response: The Staff’s comment is noted. As requested by the Staff, UWM has revised the disclosure on page 232 of Amendment No. 1 to address the Staff’s comment.

Leading in the Growing Wholesale Channel, page 213

10.

Comment: Please revise to explain the meaning of the term “non-QM loan,” which you reference at the bottom of page 214. Also please define the acronym “SAAR” appearing in the graphic headed “New Home Sales and Existing Home Sales” on page 219.

Response: The Staff’s comment is noted. As requested by the Staff, UWM has revised the disclosure on pages 8 and 221 of Amendment No. 1 to define and clarify the term “non-QM loan” and has revised the disclosure on page 226 to Amendment No. 1 to define the acronym “SAAR.”

Market Opportunity, page 218

11.	Comment: Due to the size of your print, the graphics appearing on pages 219 and 220 are difficult to read. Please provide your disclosure in a more readable format.

Response: The Staff’s comment is noted. As requested by the Staff, UWM has improved the readability of the referenced charts which appear on pages 226 and 227 of Amendment No. 1.

Mr. David Lin November 6, 2020 Page 5

Loan Closings, page 223

12.

Comment: You disclose that for the twelve months ended June 30, 2020, “UWM closed approximately 415,000 loans with an application to clear-to-close of an average of 17 days during that period, which it believes is materially below the industry average.” Please revise to quantify the industry average application to clear-to-close time, and your source for this information.

Response: The Staff’s comment is noted. UWM respectfully advises the Staff that UWM measures the time period between application submission to “clear-to-close” as it believes this metric most accurately reflects the time that the mortgage lender takes to process the application, but does not include the additional time that a broker may incur between “clear-to-close” and “closing”. However, available third-party industry information typically measures from application submission to “closing”, based on available data. UWM management’s belief that its processing time is materially below the industry average is based on (i) the Origination Insight Report by Ellie Mae (a third party that bases its report on U.S. mortgage applications from multiple mortgage lenders that are processed using its technology) and UWM’s estimate that the period from “clear-to-close” and “closing” is approximately three to four days (based on UWM’s historical experience). Pursuant to the Ellie Mae Origination Insight Report for September 2020, the average time to close all residential mortgage loans was 51 days; consequently, UWM management estimates that the average time from application submission to “clear-to-close” for the industry is approximately 47 days. As requested by the Staff, UWM has revised the disclosure on page 230 of Amendment No. 1 to reflect UWM management’s belief regarding the industry average to address the Staff’s comment.

UWM’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Non-GAAP Financial Measures, page 237

13.

Comment: We note your adjustment for impairment/(recovery) of MSRs was $40,364 for the six months ended June 30, 2019 and $20,559 for the year ended December 31, 2019, indicating that the Company recognized recoveries of $19,805 during the six month period from July 1, 2019 to December 31, 2019. We also note your policy disclosure on page F- 33 and elsewhere that valuation recoveries are recorded in subsequent periods of occurrence. Please provide us with more details regarding the nature of the recoveries referenced above, including quantitative information and basis for recognition.

Response: The Staff’s comment is noted. As discussed in Note A to the UWM audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 included in Amendment No. 1, and consistent with the guidance in ASC 860-50-35, UWM’s accounting policy is to subsequently measure MSRs using the amortization method, after initially recognizing MSRs upon the sale of a mortgage loan with servicing retained at fair value in accordance with ASC 860-50-30. Under this method, MSRs are amortized in proportion to and over the period of estimated net servicing income and evaluated for impairment based on fair value at each reporting period. For impairment purposes, UWM stratifies its single class of MSRs, which all relate to residential

Mr. David Lin November 6, 2020 Page 6

mortgage loans, based on interest rates and recognizes impairment through a valuation allowance for each interest rate stratum, measured as the amount by which the carrying value of a stratum exceeds fair value. The valuation allowance is subsequently adjusted (reduced) for subsequent increases in the fair value of each stratum, not to exceed the carrying value of MSRs for that stratum. During the six months ended June 30, 2019, UWM recorded impairment of MSRs totaling $40,364 through a valuation allowance. In the three months ended September 2019, UWM recorded an additional $21,827 of impairment (total valuation allowance of $62,190 as of September 30, 2019) and in the three months ended December 2019, the valuation allowance was reduced by $41,631 (ending valuation allowance of $20,559 as of December 31, 2019). Part of the reason for the reduction in the valuation allowance in the quarter ended December 31, 2019 was due to a sale of MSRs in the three months ended December 31, 2019. Sales are recorded at the individual asset level (without application of valuation allowance to individual MSR assets contemplated in the sale). Additionally, UWM had significantly greater individual MSR asset “paid-in-full” write-offs during the quarter ($19.4 million in the three months ended December 31, 2019 compared to $3.3 million in the three months ended September 30, 2019). Due to the sales and the greater specific reductions of individual MSR assets from prepayments (both of which reduce the carrying values of MSRs for the stratums in which these individual MSR assets reside), the impairment test demonstrated that a lower total valuation allowance was required as of December 31, 2019.

Loan Funding Facilities

Warehouse Facilities, page 249

14.

Comment: We note your disclosure that each of UWM’s warehouse facilities allows the bank extending the advances to evaluate regularly the market value of the underlying loans that are serving as collateral. Further, if a bank determines that the value of the collateral has decreased, the bank can require UWM to provide additional collateral or reduce the amount outstanding with respect to the corresponding loan (e.g., initiate a margin call). As it relates to the above, please address the following:

•	Tell us and revise to disclose the most recent time and frequency that a bank has conducted such an evaluation and the outcome of their evaluation; and

•

Revise your disclosures to provide a more thorough discussion of the characteristics of the underlying loans serving as collateral, including information such as loan types, maturity, delinquency information and other.

Response: The Staff’s comment is noted. UWM respectfully advises the Staff, that as disclosed in “Loan Funding Facilities—Warehouse Facilities” on page 256 of Amendment No. 1, UWM’s warehouse facilities are primarily in the form of master repurchase agreements (secured borrowings), in which loans are generally financed at approximately 97% to 98% of the principal balance of the loan. The loans that serve as collateral for these borrowings are the mortgage loans

Mr. David Lin November 6, 2020 Page 7

originated by UWM and consist primarily of conventional, agency-eligible loans that can be sold to Fannie Mae or Freddie Mac, or transferred to Ginne Mae pools for sale in the secondary market. Information regarding UWM’s loan production by loan type and certain additional loan portfolio metrics for the years ended December 31, 2017, 2018 and 2019, and the nine months ended September 30, 2019 and 2020 is disclosed in “Selected Consolidated Historical Financial and Other Information of UWM” on page 51 of Amendment No. 1. Borrowings under UWM’s warehouse facilities secured by the underlying mortgage loans are typically outstanding for less than one month, until the mortgage loans serving as collateral are pooled and sold. Warehouse lenders generally conduct daily evaluations of the adequacy of the underlying collateral for the warehouse loans based on the fair value the mortgage loans. As the loans are financed at 97% to 98% of principal balance and UWM’s loans are typically outstanding on warehouse lines for short periods (e.g., less than one month), significant increases in market interest rates would be required for UWM to experience margin calls from a majority of its warehouse lenders. When considering the full fair value of the loans, the required decline is even more significant. Typically, UWM does not receive margin calls on a majority of its warehouse lines.

UWM respectfully advises the Staff that UWM has two warehouse lines that advance on the fair value of the loans, rather than principal balance. For those lines, UWM regularly exchanges collateral for modest daily changes in value. UWM has included disclosure on pages 256 and 257 of Amendment No. 1 to provide this additional information.

Critical Accounting Policies

Mortgage Servicing Rights, page 256

15.

Comment: We note your discussion of the inputs and assumptions used to determine fair value of MSRs. Please expand your disclosures to quantify and discuss the impact of your estimates, along with factors impacting your determination of the estimates, related to these critical accounting policies during each period presented. Refer to SEC Interpretive Release 33-8350 for guidance on MD&A disclosures.

Response: The Staff’s comment is noted. UWM respectfully advises the Staff that the disclosure in “Critical Accounting Policies—Mortgage Servicing Rights” on page 264 of Amendment No. 1 includes, in the second paragraph, a discussion of the key unobservable inputs used in determining the fair value of MSRs, along with a qualitative discussion of how changes, increases or decreases in these assumptions—i.e., prepayment speeds, discount rates and cost to service—impact the fair value of MSRs. Note E to the UWM audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 includes quantitative disclosure of the ranges of the key unobservable inputs used in determining the fair value of MSRs. In Note E, UWM has also included quantitative disclosure of the hypothetical effect of adverse changes (10% and 20% adverse changes) in these assumptions on the fair value of MSRs as of December 31, 2019 and 2018. In response to the Staff’s comment, the Company has added a cross reference on page 264 of Amendment No. 1 to Note E, which includes disclosure of the quantitative impact on the fair value of the MSRs of unfavorable variations in these key unobservable inputs.

Executive Compensation

Summary Compensation Table for Fiscal 2019, page 263

Mr. David Lin November 6, 2020 Page 8

16.

Comment: Footnote 1 to the table discloses that Mr. Ishbia received a $1.0 million annual bonus in 2019. Please revise to clarify how such bonus amount was determined. If the bonus amount was determined on a discretionary basis, please revise to so state. Also please clarify whether he is expected to receive such annual bonus award in the future.

Response: The Staff’s comment is noted. UWM respectfully advises the Staff that footnote (1) to the Summary Compensation Table on page 270 of Amendment No. 1 and the discussion in the Compensation Discussion and Analysis Section under the heading “CEO Bonus” on page 269 of Amendment No. 1 already include a discussion of how the bonus amount was determined and disclosure that it is not anticipated that Mr. Mat Ishbia will receive future one-time bonus awards. UWM has revised the disclosure on page 269 of Amendment No. 1 to reflect expectations regarding Mr. Ishbia’s participation in the Captains Annual Bonus Plan in 2021. UWM has revised footnote (1) to the Summary Compensation Table on page 270 of Amendment No. 1 to further indicate the discretionary nature of the bonus.

United Shore Financial Services, LLC

Notes to Audited Consolidated Financial Statements as of December 31, 2019 and 2018

L. Fair Value Measurements, page F-64

17.

Comment: We note your disclosure that you measure the fair value of some assets on a nonrecurring basis (page 75) but also note that you do not include related disclosures for such items (i.e., MSRs) within your fair value footnotes. Please revise your fair value footnote to clarify and provide all required disclosures or cross-reference to where the disclosures are provided.

Response: The Staff’s comment is noted. UWM respectfully advises the Staff that as described in the Company’s response to comment 13, UWM applies the amortization method in its ongoing accounting for MSRs, under which MSRs are recorded at fair value at initial recognition (which establishes carrying value), and subsequently reduced to fair value (through a valuation allowance) only if fair value declines below carrying value (initial fair value less accumulated amortization). Quantitative information regarding the unobservable inputs used in determining the fair value of UWM’s MSRs is disclosed in Note E to the UWM audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018. In response to the Staff’s comment, the disclosure in Note I—Fair Value Measurements — to the UWM unaudited consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the three and nine months ended September 30, 2020 and 2019 appearing on page F-46 of Amendment No. 1 has been supplemented to include a cross reference to the disclosure in Note D to such unaudited financial statements which includes a discussion of the unobservable inputs used in measuring MSRs at fair value on a nonrecurring basis, and UWM undertakes to include similar financial statement footnote disclosure in future financial statement filings with the SEC.

General

Mr. David Lin November 6, 2020 Page 9

18.

Comment: Please provide us your analysis as to whether the post-combination company will be an “investment company” as defined in Section 3 of the Investment Company Act of 1940. In that regard we note that the post-combination company’s direct assets will consist of UWM Class A Common Units and cash, and those UWM Class A Common Units will represent only 6.4% of the economic interest in UWM LLC.

Response: The Staff’s comment is noted. UWM respectfully advises the Staff that it does not believe that the post-combination company will fall within the definition of an “investment company” as set forth in Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”). Section 3(a)(1)(C) defines “investment company” to include any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except “(A) government securities . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).” UWM Holdings, LLC (“UWM LLC”) is not an investment company, nor does the entity seek to rely on either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

As described more fully in the preliminary proxy materials, the principal business of UWM LLC is the origination and servicing of mortgages. Section 3(c)(5)(C) of the 1940 Act, in relevant part, provides an exclusion from the definition of an investment company for any person that is “primarily engaged in…[the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” (the “Real Estate Exception”). In determining whether an entity primarily is engaged in purchasing real estate interests the Staff looks to the composition of the assets of the entity seeking to rely on the Real Estate Exception. Citytrust, SEC No-Act. Ltr. (pub. avail. Dec. 19, 1990). The Staff, through various no-action letters, has taken the position that an entity will be deemed to be “primarily engaged” if “at least 55% of its assets consist of “mortgages and other liens on and interests in real estate” (called “qualifying interests”) and the remaining 45% of its assets consist primarily of real estate-type interests.” Id. at 2, citing, Prudential Bache Securities, Inc., SEC No-Act Ltr. (pub. avail. Aug. 19, 1985) and Salomon Brothers, Inc., SEC No-Act Ltr. (pub. avail. Aug. 17, 1985).

Mr. David Lin November 6, 2020 Page 10

In that respect, the Staff generally takes the position that a qualifying interest is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real property. Thus, for example, . . . [the Staff has not] objected if an issuer treats as qualifying interests, among other things, fee interests in real estate, . . . mortgage loans fully secured by real property, . . . second mortgages secured by real property, . . . and leasehold interest secured solely by real property. . . . [The Staff also has provided no-action assurances] where an asset can be viewed as the functional equivalent of, . . . and the asset provides its holder with the same economic experience as, . . . a direct investment in real estate or in a loan or lien fully secured by real estate . . . .

Capital Trust, Inc., SEC No-Act. Ltr. at 4 (May 24, 2007).

Prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), United Shore Financial Services, LLC (d/b/a United Wholesale Mortgage), a Michigan limited liability company (“UWM”), is a wholly-owned subsidiary of SFS Holding Corp., a Michigan corporation (“SFS Corp.”). As of June 30, 2020, mortgages and mortgage servicing rights accounted for approximately 86% of the assets of UWM which, given the nature of the business of UWM, is consistent with prior quarters. Upon the Closing, the equity interests of UWM will be contributed to UWM LLC by SFS Corp. and UWM LLC will carry-on the business of UWM subject to the oversight of the post-combination company as the sole-manager of UWM LLC. As a result, UWM LLC will continue to rely on the Real Estate Exception.

Section 2(a)(24) defines a “majority-owned subsidiary” of an entity as “a company 50 per centum or more of the outstanding voting securities of which are owned by” the entity (emphasis added). Section 2(a)(42) of the 1940 Act defines “voting security” as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast.

Over the years, the Staff has taken a broad view as to the criteria that would result in a security being deemed to be a “voting security” for the purposes of the 1940 Act. The SEC has taken the position that “the holder of non-voting securities may be considered to hold the equivalent of a voting security if the holder possesses an economic interest in the issuer such that the holder, in effect, has the power to exercise control over how the issuer is managed.” Wells Fargo Alternative Asset Manager, LLC, SEC Interp. Ltr. (Jan. 26, 2005). Furthermore, the Staff has also stated that the definition of “voting security” includes not only the formal legal entitlement to vote for the election of directors but also the de facto power to determine, or influence the determination of, the identity of the issuer’s directors. Id.

Mr. David Lin November 6, 2020 Page 11

Following the Closing, the post-combination company will serve as the manager of UWM LLC. The economic interests issued by UWM LLC do not afford the holders of such interests with the ability to vote for the election of directors or the removal of the manager of UWM LLC. Under Section 6.03 of that certain First Amended and Restated Limited Liability Company Agreement of UWM LLC, a copy of which is included in the preliminary proxy materials (the “Operating Agreement”), the manager of UWM LLC only may be removed by the post-combination company. In addition, Section 6.01 of the Operating Agreement provides, in relevant part, that

[e]xcept for situations in which the approval of any Member(s) is specifically required by the Delaware Act or this Agreement, (i) the business and affairs of [UWM LLC] shall be managed exclusively by or under the direction of the Manager, and (ii) the Manager shall conduct, direct and exercise full control over all activities of [UWM LLC].

Thus, the post-combination company is fully empowered to exclusively manage the business and affairs of UWM LLC without input from the other holders of economic interests in UWM LLC and without fear of being removed as the sole-manager of UWM LLC by such other holders. Therefore, the relationship between the post-combination company and UWM LLC is analogous to that of a parent company overseeing the operations of a majority-owned subsidiary. Thus, the securities issued by UWM LLC to the post-combination company would not be deemed to be investment securities for purposes of Section 3(a)(2) of the 1940 Act. Immediately following the Closing, the value of the securities of UWM LLC that are held by the post-combination company will exceed 60% of the value of the total assets of the post-combination company. Therefore, any “investment securities” owned by the post-combination company following the Closing will represent less than 40% of the total value of the assets of the post-combination company, and the post-combination company is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act.

Rule 3a-1

Assuming for the sake of discussion that the Staff takes the position that UWM LLC is not a majority-owned subsidiary of the post-combination company, UWM’s counsel is of the view that the post-combination company will be able to rely on Rule 3a-1 under the 1940 Act to avoid being deemed to be an investment company for purposes of the 1940 Act. In relevant part, Rule 3a-1 of the 1940 Act provides that an issuer will not be deemed to be an investment company if: (a) no more than 45 percent of the value (as defined in section 2(a)(41) of the 1940 Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: . . . (4) securities issued by companies: (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies (emphasis added).

Mr. David Lin November 6, 2020 Page 12

The post-combination company will serve as the sole-manager of UWM LLC and, as such, is responsible for all aspects of the business of UWM LLC. Section 2(a)(9) of the 1940 Act defines control to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”    Furthermore, the Staff has stated that in order to “primarily control” an entity, “the degree of the issuer’s control must be greater than that of any other person.” Health Communications Services, Inc., SEC No-Action Ltr. (Apr. 26, 1985).

The post-combination company will be deemed to primarily control UWM LLC as a consequence of the provisions of the Operating Agreement. Specifically, Section 6.01 of the Operating Agreement provides, in relevant part, that

[e]xcept for situations in which the approval of any Member(s) is specifically required by the Delaware Act or this Agreement, (i) the business and affairs of [UWM LLC] shall be managed exclusively by or under the direction of the Manager, and (ii) the Manager shall conduct, direct and exercise full control over all activities of [UWM LLC].

As a result, the post-combination company will be deemed to primarily control UWM LLC.

UWM LLC will not be engaged in the business of investing, reinvesting, owning, holding or trading in securities and is itself excepted from the definition of an investment company under the 1940 Act. As described more fully above, UWM LLC principally is engaged in the business of originating and servicing mortgages and relies on the Real Estate Exception to avoid being deemed to be an investment company for purposes of the 1940 Act. As of June 30, 2020, mortgages and mortgage servicing rights accounted for approximately 86% of the assets of UWM which, given the nature of the business of UWM, is consistent with prior quarters. Similarly, as of June 30, 2020, approximately 98% of the income of UWM was attributable to loan production income or loan servicing income. Upon the Closing, the equity interests of UWM will be contributed to UWM LLC by SFS Corp. and UWM LLC will carry-on the business of UWM subject to the oversight of the post-combination company as the sole-manager of UWM LLC. As a result, UWM LLC will continue to rely on the Real Estate Exception.

Mr. David Lin November 6, 2020 Page 13

Immediately following the Closing, the assets of the post-combination company will consist entirely of cash and its economic interest in UWM LLC. As set forth above, UWM LLC will be primarily controlled by the post-combination company as the sole manager of UWM LLC. In addition, UWM LLC will not be engaged in the business of investing, reinvesting, owning, holding or trading in securities and is itself excluded from the definition of an investment company by the Real Estate Exception. Substantially all of the income of UWM is attributable to either mortgage loan production income or loan servicing income. Following the Closing, UWM LLC will carry on the business of UWM. Thus, the post-combination company would be exempt from the definition of an investment company pursuant to Rule 3a-1 under the 1940 Act.

If you have any questions or would like further information concerning the responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Mark Stone

Kyle C. Krpata, Esq.

Kara L. MacCullough, Esq.

Laurie L. Green, Esq.